Exhibit 107

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

American Express Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.043% Fixed-to-Floating Rate Notes due 2028	Rule 457(r)	$1,200,000,000	100.000%	$1,200,000,000	$147.60 per million	$177,120

Fees to Be Paid	Debt	5.284% Fixed-to-Floating Rate Notes due 2035	Rule 457(r)	$1,700,000,000	100.000%	$1,700,000,000	$147.60 per million	$250,920

Fees to Be Paid	Debt	Floating Rate Notes due 2028	Rule 457(r)	$500,000,000	100.000%	$500,000,000	$147.60 per million	$73,800

TOTAL	—	—	—	—	—	$3,400,000,000	—	$501,840

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of this offering is $3,400,000,000.